SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






               RYANAIR LAUNCHES ITS BIGGEST EVER JANUARY SEAT SALE 5M SEATS ACROSS EUROPE FOR JUST EUR9.99 - INCL TAXES


Ryanair, Europe's No.1 low fares airline today (Thursday, 4th January 2007) announced that it had honoured its New Year's resolution to keep its fares slimmer than ever, by releasing 5M seats for just EUR9.99 tax included in its biggest ever January Seat Sale. While other airlines have been piling on the pounds over the Christmas holidays with ever higher fares and fuel surcharges, Ryanair's EUR9.99 fares are all lean and no fat.

Announcing the January Seat Sale, Peter Sherrard, Ryanair's Head of Communications said:

        "Ryanair's New Year resolution is to keep its fares fighting fit and while our prices have always been the slimmest in the business, the 5 million seats we are releasing for just EUR9.99 in our biggest ever January Seat Sale won't be matched.

        "These January sale bargains are available for immediate booking on a choice of 438 routes and we advise passengers to get onto www.ryanair.com straight away, because fares this low will be snapped up very quickly!"


Ends.                                          Thursday, 4th January 2007


Peter Sherrard - Ryanair                  Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                    Tel; 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 January, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director